UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date December 12, 2013	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

2

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	12th December 2013

TASMAN AND FLINDERS ANNOUNCE MERGER NEGOTIATIONS TO CREATE A DIVERSIFIED CRITICAL METALS COMPANY

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) (NYSE-MKT: TAS) and Flinders Resources Limited (TSXV: FDR) (“Flinders”) are pleased to announce they have initiated preliminary negotiations with regard to a potential merger of the two companies (the “Potential Merger”).  Under the terms being considered, Tasman may acquire all of the outstanding common shares of Flinders for consideration of common shares of Tasman based on a yet to be determined share exchange ratio (the “Ratio”).

The Boards of Tasman and Flinders believe the project portfolios of the two companies to be complementary, with both companies focussed on the supply of critical materials to traditional and high growth sectors of European industry.  Tasman’s primary focus is the Norra Kärr rare earth element (REE) deposit in central-southern Sweden, one of the world’s largest known heavy REE projects, with additional work underway on the nearby Yxsjöberg tungsten project, historically northern Europe’s largest tungsten producer.   Flinders is developing the Woxna flake graphite deposit in central Sweden (the “Woxna Project”), which is on target to be one of the first projects in the junior graphite industry to begin production, scheduled for the 3rd quarter 2014.

Within Europe, there is a substantial degree of overlap between the industrial consumers of REE’s, tungsten and graphite and all three materials are considered “critical” by the European Commission under the Department of Enterprise and Industry’s “Raw Materials Initiative”.  The Boards of Tasman and Flinders believe a merged entity will provide a larger market presence, provide operational efficiency, and deliver a much stronger voice in the global critical metals sphere.  Furthermore, the combined company may have greater liquidity and, given Tasman’s US listing, may generate interest from institutions looking to gain long term exposure to a range of critical metals.

Mark Saxon, Tasman’s President & CEO states, “The contemplated merger of Tasman and Flinders would bring together a portfolio of assets that fits very well with the needs of European industry.  We believe the unique nature and excellent potential of the Nordic REE, tungsten and graphite assets speak for themselves.  We are confident that Tasman will benefit from the skills the Flinders’ team is gaining in the development of a mining asset in Sweden and through the negotiation of sales contracts for its flake graphite.  We believe the proposed business combination will assist in our goal to become the “supplier of choice” for secure and ethically sourced critical materials to Europe.”

Blair Way, Flinders’ President & CEO states, “This contemplated business combination of Swedish assets will create a significant critical minerals company.  It is anticipated that the combined company will provide marketing and growth synergies in addition to wide ranging cost efficiencies.  We believe Flinders’ near term cash flow, project development and operational expertise can support the next stages of Tasman’s growth, while the addition of a major asset like Norra Kärr would provide Flinders’ shareholders with exposure to another significant critical metal asset. The proposed combined company has the opportunity to become a sector leader, with potential to grow by adding aligned assets to this larger critical metal business.”

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE MKT : TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

The Potential Merger is subject to a range of conditions, including, but not limited to, an agreement between Flinders and Tasman on the appropriate Ratio based on the guidance of their respective financial advisors, and Tasman and Flinders entering into a binding definitive agreement containing customary terms, including representations and warranties, as are standard in a transaction of this nature.  In the event that a definitive agreement is entered into between the parties, the closing of a Potential Merger will be subject to additional conditions precedent including, but not limited to, shareholder, regulatory and court approvals, and other consents and requirements as are required by applicable governing laws and stock exchange policies.

Nick DeMare is an officer and director of both Tasman and Flinders.  Mark Saxon is an officer and director of Tasman and a director of Flinders.  Michael Hudson and Robert Atkinson are directors of Tasman and Flinders.  Mariana Bermudez is an officer of Tasman and Flinders.

Tasman and Flinders will issue further information about the Potential Merger in the near future.  However, there is no obligation on the part of either Tasman or Flinders to consummate a transaction relating to a Potential Merger or to enter into a definitive agreement.  No definitive agreement has been reached between Tasman and Flinders and there can be no assurances that any transaction relating to a Potential Merger or otherwise will result, or as to the terms thereof.

For additional information, please contact:

Jim Powell
Telephone: +1 647 478 5806

This news release does not constitute the solicitation of any vote for any securities and does not constitute an offer to sell or a solicitation of an offer to buy any of the securities of Tasman in the United States. The securities being issued have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Tasman’s Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman, and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists and a qualified person as defined under NI 43-101, has reviewed and verified the contents of this news release.

Flinders’ Qualified Person, Mr. Michael Hudson, a Director of Flinders, a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists and a qualified person as defined under NI 43-101, has reviewed the scientific and technical disclosure in this press release.

About Tasman Metals Ltd.

Tasman is a Canadian mineral development company focused on critical metals including Rare Earth Elements (REE’s) and tungsten (W) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 95% of REE and 80% of tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

About Flinders Resources Limited

Flinders is listed on the TSX Venture Exchange under the symbol FDR and owns 100% of the Woxna Project, a unique and strategic European graphite project in central Sweden.  The Woxna Project, with rated capacity of 10,000+ tonnes per year of flake graphite, operated from 1996 to 2001 when production was halted due to falling graphite prices.  Since then, the Woxna Project has been placed on care and maintenance.

Materially better graphite prices today and forecast growth in graphite demand is why Flinders is in the process of re-starting the Woxna Project.  The Woxna Project is fully permitted and requires moderate capital investment to restart the facility and commence production.  The Woxna Project is unique due to its high quality large graphite flake, long life expandable resource, first class existing infrastructure, potential to upgrade to value added lithium battery graphite and its strategic position within the European Union.

On behalf of the Board of Tasman Metals Ltd., “Mark Saxon” Mark Saxon, President and CEO	On behalf of the Board of Flinders Resources Limited, “Blair Way” Blair Way, President and CEO

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves.

In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Forward-Looking Information

Certain information in this news release may constitute forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws and as defined in the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements").  All statements, other than statements of historical fact, that address activities, events or developments that the Company or Flinders believes, expects or anticipates will or may occur in the future are Forward-Looking Statements. Forward-Looking Statements are often, but not always, identified by the use of words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. Forward-Looking Statements are based upon the opinions and expectations of the Company and/or Flinders based on information currently available to them. Forward-Looking Statements are subject to a number of factors, risks and uncertainties that may cause the actual results to differ materially from those discussed in the Forward-Looking Statements including, among other things, that neither the Company nor Flinders has yet to generate a profit from its activities; there can be no guarantee that the estimates of quantities or qualities of minerals disclosed in the Company's or Flinders’ public record will be economically recoverable; uncertainties relating to the availability and costs of financing needed in the future; competition with other companies within the mining industry; the success of  any possible merged company is largely dependent upon the performance of its directors and officers and its ability to attract and train key personnel; changes in world metal markets and equity markets; mineral reserves are, in the large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized; production rates and capital and other costs may vary significantly from estimates; unexpected geological conditions; delays in obtaining or failure to obtain necessary permits and approvals from government authorities; all phases of a mining business present environmental and safety risks and hazards and are subject to environmental and safety regulation, rehabilitation and restitution costs and Flinders’  decision to restart production at the Woxna Project is based on historical production and a preliminary economic assessment of the project and Flinders has no plans to first complete a pre-feasibility or feasibility study on the Woxna Project, as a result there is an increased risk of technical and economic failure for the project. Although the Company and Flinders believe that the expectations reflected in the Forward-Looking Statements, and the assumptions on which such Forward-Looking Statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on Forward-Looking Statements, as there can be no assurance that the plans, intentions or expectations upon which the Forward-Looking Statements are based will occur. Forward-Looking Statements herein are made as at the date hereof, and unless otherwise required by law, neither the Company nor Flinders intends, or assumes any obligation, to update these Forward-Looking Statements.